UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

UNISYS CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .
Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNISYS CORPORATION
801 Lakeview Dr., Suite 100
Blue Bell, Pennsylvania 19422

UNISYS CORPORATION SAVINGS PLAN

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of
Unisys Corporation Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Unisys Corporation Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP

Washington, DC
June 29, 2022

We have served as the Plan's auditor since 2020.

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
	2021	2020
Assets
Investments in Master Trust:
Investments at fair value	$1,455,445	$1,392,156
Investments at contract value	115,915	128,365
Total investments in Master Trust	1,571,360	1,520,521
Investments at fair value	9,820	—
Receivables:
Employer contributions	296	232
Notes receivable from participants	4,350	5,402
Total receivables	4,646	5,634
Net assets available for benefits	$1,585,826	$1,526,155
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	Year Ended
	December 31,
	2021	2020
Additions to net assets attributed to:
Investment income:
Interest earned on notes receivable from participants	$341	$395
Net investment income from Master Trust	202,780	207,369
Total investment income	203,121	207,764
Contributions:
Employee	34,200	33,727
Employer	7,523	8,904
Total contributions	41,723	42,631
Other:
Revenue credit	86	115
Estate settlement	—	910
Total additions	244,930	251,420
Deductions from net assets attributed to:
Benefits paid to participants	194,367	190,520
Administrative and other expenses	705	764
Transfers	7	—
Total deductions	195,079	191,284
Net increase prior to plan merger	49,851	60,136
Plan merger	9,820	—
Net increase	59,671	60,136
Net assets available for benefits:
Beginning of year	1,526,155	1,466,019
End of year	$1,585,826	$1,526,155
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
1.    PLAN DESCRIPTION
The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participants should refer to the Plan instrument, the summary Plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.
Contributions — Each Plan year, participants may contribute up to 80% or 9% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Company matching contributions are equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis and are made in the form of cash or Company Common Stock (subject to Code limits), at the discretion of the Company. The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. For the years ended December 31, 2021 and 2020, the matching contributions were paid in cash.
Investment Options — Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.
Vesting — Plan participants are immediately vested in their account balances at all times.
Notes Receivable from Participants — Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits — On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or in installments over one to twenty years, continue to hold their vested balance in the Plan (if it exceeds $1,000), or elect to roll over their balance into an eligible retirement plan as defined in the Code, including another qualified plan, the terms of which permit the acceptance of rollover distributions. Active participants may not elect to receive distributions in the form of an annuity or annual installments, and may receive in-service withdrawals in certain circumstances, as defined in the Plan document. The age requirement for minimum distributions is 72.
Administrative Fees — As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The administrative fees paid by the Plan consist of record keeping, legal, accounting, trustee, investment consulting and other administrative fees.
Revenue Credit Program — The Plan provides for a revenue credit program in connection with revenue sharing with certain investment managers. The amounts may be used to pay Plan expenses or allocated to eligible participant accounts. The amount allocated to participant accounts for each of the years ended December 31, 2021 and 2020 was $0.1 million.

Plan Termination — The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2021, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.
Plan Merger — Effective December 31, 2021, $9.8 million of assets of the Unify Square, Inc. 401(k) plan were merged into the Plan.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) under the accrual basis of accounting.
Payment of Benefits — Benefit payments to participants and beneficiaries are recorded upon distribution.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Reclassifications — Certain prior-year amounts have been reclassified to conform to the current-year presentation.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except those investments that are fully benefit-responsive investment contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the Plan year. Shares of the Company’s common stock are valued at the closing market price on the last day of the Plan year.
The Unisys Interest Income Fund includes investments in a short-term investment fund and synthetic guaranteed investment contracts, which have underlying assets primarily made up of bonds, issued principally by insurance companies and financial institutions. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the Unisys Interest Income Fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Unisys Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2021 and 2020 ranged from 0.01% to 1.03% and 0.01% to 1.52% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.15% and 1.82% per annum for 2021 and 2020, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants — Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. Notes Receivable outstanding at December 31, 2021 and 2020 bear interest ranging from 4.25% to 7.50% per annum in 2021 and 4.25% to 9.25% per annum in 2020, respectively. As of December 31, 2021, note maturity dates ranged from January 2022 to August 2036.

3. MASTER TRUST
The Plan participates in the Unisys Corporation Savings Plan Master Trust (the Master Trust) with a similar plan sponsored by the Company. As of December 31, 2021 and 2020, the investments of the participating plans were held in trust with Fidelity Management Trust Company (the Trustee). Each participating plan's investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.
At December 31, 2021 and 2020, the Plan's specific interest in the net assets of the Master Trust was based on the Plan's specific investments in the Master Trust, which is not materially different than the Master Trust. The remaining amounts in the Master Trust at December 31, 2021 and 2020, related to the Unisys Puerto Rico Savings Plan, were approximately $7,000 and $6,000, respectively.
As of December 31, the net assets of the Master Trust and the Plan's interest in the Master Trust were as follows (in thousands):

	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Mutual funds:
Equity	$478,488	$478,488	$420,466	$420,466
Bonds	66,551	66,551	76,909	76,909
Money market	31,704	31,704	45,459	45,459
Common collective trusts	858,492	858,490	826,705	826,704
Unisys Common Stock Funds	20,217	20,212	22,623	22,618
Total investments at fair value	$1,455,452	$1,455,445	$1,392,162	$1,392,156

Unisys Interest Income Fund	115,915	115,915	128,365	128,365
Total investments at contract value	$115,915	$115,915	$128,365	$128,365

Total net assets	$1,571,367	$1,571,360	$1,520,527	$1,520,521

Changes in the net assets of the Master Trust for the years ended December 31, 2021 and 2020, were as follows (in thousands):

	2021	2020
Interest and dividends	$22,837	$15,378
Net appreciation of Mutual Funds	73,570	61,340
Net appreciation of Common Collective Trusts	105,103	120,707
Net appreciation of Unisys Common Stock Fund	1,271	9,946
Net increase before transfers	202,781	207,371
Transfers in (contributions, loan repayments)	44,205	46,571
Transfers out (benefit payments, administrative fees, participant loans)	(196,146)	(192,883)
Net increase in net assets	50,840	61,059
Net assets:
Beginning of year	1,520,527	1,459,468
End of year	$1,571,367	$1,520,527

4.    FAIR VALUE MEASUREMENTS
Accounting rules have established a fair value hierarchy that requires the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.
Common Stock and Mutual Funds — These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the readily determinable fair value (RDFV) provided by the Trustee. The fair value per share for these funds are published and are the basis for current transactions.
Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
Common Collective Trusts — These investments are comprised of debt, equity, and other securities and are valued using the RDFV provided by trustees of the funds. The fair value per share of these funds are published and are the basis for current transactions.
Level 3: Unobservable inputs for the asset or liability.
The Plan has no Level 3 investments.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the measurement date.
The Plan holds investments at fair value of $9.8 million of which the registered investment company investments are Level 1 and the common collective trust investment is Level 2.
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2021 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds:
Equity	$478,488	$478,488
Bonds	66,551	66,551
Money market	31,704	31,704
Common collective trusts	858,492		858,492
Unisys Common Stock Fund	20,217	20,217
Total investments in the Master Trust at fair value	$1,455,452	$596,960	$858,492

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2020 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds:
Equity	$420,466	$420,466
Bonds	76,909	76,909
Money market	45,459	45,459
Common collective trusts	826,705		826,705
Unisys Common Stock Fund	22,623	22,623
Total investments in the Master Trust at fair value	$1,392,162	$565,457	$826,705
5.    TAX STATUS OF THE PLAN
The Internal Revenue Service (“IRS”) has determined and informed the plan sponsor by letter dated August 24, 2017 that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Code. This Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plan is qualified and the related trust was tax-exempt as of the financial statements date. US GAAP require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plan's administrator and its tax counsel have analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plan is subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plan's administrator and its tax counsel believe the Plan is no longer subject to IRS audits outside the statutory audit period.
6.     RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market conditions, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Market volatility associated with certain investments held by the Plan could impact the value of investments after the date of these financial statements. Market risks include global events which could impact the value of investment securities, such as a pandemic or an international conflict.
7.    RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Master Trust also holds shares of Common Stock of the Company. At December 31, 2021 and 2020, the Master Trust held 972,538 and 1,138,870 shares of Unisys Common Stock in the Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules. During 2021, there were 333,300 shares purchased for $8.1 million, and 499,632 shares sold for $11.8 million, and during 2020, there were 495,332 shares purchased for $5.8 million, and 729,210 shares sold for $9.7 million.
8.    SUBSEQUENT EVENTS
Management evaluated subsequent events for the Plan through the date the financial statements were issued. No material events have occurred since December 31, 2021 that required recognition or disclosure in these financial statements.

UNISYS CORPORATION SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

UNISYS CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost	Current value
* Unisys Corporation Savings Plan Master Trust	Investment in Unisys Corporation Savings Plan Master Trust	**	$1,571,360,509

* Notes receivable from participants	Interest rates from 4.25% to 7.50% per annum with maturities from 2022 to 2036	**	$4,349,886

Janus Henderson Enterprise Fund Class S	Registered Investment Company	**	$363,937
Vanguard 500 Index Fund Admiral Shares	Registered Investment Company	**	$2,334,088
Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Company	**	$196,279
Allspring Special Small Cap Value Fund - Class Admin	Registered Investment Company	**	$81,399
T. Rowe Price Retirement 2060 Fund Advisor Class	Registered Investment Company	**	$24,865
T. Rowe Price Growth Stock Fund Advisor Class	Registered Investment Company	**	$203,956
Vanguard Health Care Fund Investor Shares	Registered Investment Company	**	$147,479
T. Rowe Price Retirement 2040 Fund Advisor Class	Registered Investment Company	**	$1,522,439
T. Rowe Price Retirement 2015 Fund Advisor Class	Registered Investment Company	**	$7,180
T. Rowe Price Retirement 2030 Fund Advisor Class	Registered Investment Company	**	$423,208
Vanguard Real Estate Index Fund Admiral Shares	Registered Investment Company	**	$108,302
Vanguard Materials Index Fund Admiral Shares	Registered Investment Company	**	$166,373
T. Rowe Price Retirement 2020 Fund Advisor Class	Registered Investment Company	**	$52,321
T. Rowe Price Retirement 2010 Fund Advisor Class	Registered Investment Company	**	$8,549
Vanguard FTSE Social Index Fund Admiral Shares	Registered Investment Company	**	$50,315
MFS International Intrinsic Value Fund Class R4	Registered Investment Company	**	$376,829
Invesco Developing Markets Fund Class Y	Registered Investment Company	**	$195,771
T. Rowe Price Retirement 2025 Fund Advisor Class	Registered Investment Company	**	$64,472
Victory Sycamore Established Value Fund Class A	Registered Investment Company	**	$252,978
Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	**	$378,224
T. Rowe Price Retirement 2045 Fund Advisor Class	Registered Investment Company	**	$132,330
MFS Value Fund Class R4	Registered Investment Company	**	$54,924
T. Rowe Price Retirement 2050 Fund Advisor Class	Registered Investment Company	**	$171,590
T. Rowe Price Retirement 2035 Fund Advisor Class	Registered Investment Company	**	$7,902
Vanguard Extended Market Index Fund Admiral Shares	Registered Investment Company	**	$347,200
Western Asset Core Plus Bond Fund Class A	Registered Investment Company	**	$449,382
T. Rowe Price Retirement 2055 Fund Advisor Class	Registered Investment Company	**	$197,222
MFS Technology Fund Class R6	Registered Investment Company	**	$519,402
Victory RS Small Cap Growth Fund Class Y	Registered Investment Company	**	$207,217
Reliance Metlife Stable Value Series 25157 - Class 0	Common Collective Trust	**	$773,665

* Denotes party-in-interest as defined by ERISA

** Cost omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS CORPORATION SAVINGS PLAN

UNISYS CORPORATION

Date:	June 29, 2022	By:	/s/ Debra McCann
Debra McCann
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)